Filed by Westrock Coffee Holdings, LLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Riverview Acquisition Corp.
Commission File No. 001-40716

Westrock Coffee Reports First Quarter 2022 Results

Affirms 2022 Adjusted EBITDA guidance of $75 million

Upsized new credit facility to $350 million

Little Rock, Ark. (June 7, 2022) – Westrock Coffee Holdings, LLC ("Westrock Coffee" or the "Company") today reported financial results for the first quarter ended March 31, 2022, affirmed its full year Adjusted EBITDA guidance of $75 million in 2022, and announced the upsizing of its new credit facility to $350 million.

First Quarter 2022 Highlights:

•	Consolidated net sales were $186.4 million, an increase of $31.1 million, or 20%, from the prior year period.

•	Net loss was $4.7 million compared to a net loss of $6.1 million in the prior year period, a decrease of 23%.

•	Adjusted EBITDA was $11.4 million, an increase of $3.1 million, or 37%, from the prior year period.

In addition, the Company announced it is upsizing the credit facility it will enter in connection with its previously announced transaction with Riverview Acquisition Corp. from $300 million to $350 million in response to strong demand from prospective lenders to participate in the facility.

Finally, the Company announced that its new plant in Malaysia commenced production in April as planned and is on track to ship its first product in June 2022.

Scott T. Ford, Co-Founder and CEO, stated, "We are pleased with the strong start to the year, particularly given the numerous factors currently impacting the U.S. consumer, increased inflation, and the volume impacts of Covid restarts. Our team once again did an exceptional job of delivering on time and in full for our customers and that continues to open new opportunities for growth across the numerous industry groups and product types that we serve."

Quarterly Results

Consolidated net sales for the first quarter of 2022 increased 20% to $186.4 million, compared to $155.3 million for the first quarter of 2021. Net loss for the first quarter of 2022 was $4.7 million, compared to a net loss of $6.1 million for the first quarter of 2021. Adjusted EBITDA for the first quarter of 2022 was $11.4 million, representing Adjusted EBITDA growth of 37% when compared to the prior year first quarter.

Westrock Coffee's Beverage Solutions segment contributed $148.4 million of net sales and $10.4 million of Adjusted EBITDA for the first quarter of 2022, compared to $127.3 million and $8.1 million, respectively, for the first quarter of 2021. This represents year-over-year sales growth of 17%, and year-over-year Adjusted EBITDA growth of 28%. The increase in first quarter 2022 EBITDA was driven by a favorable customer and product mix, favorable purchase price variances, and improved operational efficiencies.

Sales in the Company’s Sustainable Sourcing & Traceability (“SS&T”) segment, net of intersegment revenues, grew to $38.1 million in the first quarter of 2022, compared to $28.1 million in the first quarter of 2021, driven by an approximately 20% increase in volumes and by higher green coffee prices during the first quarter of 2022 compared to the first quarter of 2021. Westrock Coffee's SS&T segment contributed $1.0 million and $0.2 million of Adjusted EBITDA in the first quarter of 2022 and 2021, respectively.

Transaction Update

In connection with the Company's previously announced transaction with Riverview Acquisition Corp. (Nasdaq: RVAC), Westrock Coffee secured a financing commitment from Wells Fargo for a $300 million Senior Secured Pro Rata Credit Facility. In response to strong demand from prospective lenders to participate in the facility, the size of the credit facility has been increased to a $350 million Senior Secured Pro Rata Credit Facility, which will include a $175 million term loan and a $175 million revolving loan commitment. Upon closing, the funds will be used to re-finance the Company’s existing debt and fund its expansion plans. The transaction remains on track and is expected to close by the end of the third quarter of 2022. The Company will retain the Westrock Coffee name and be listed on Nasdaq under the ticker symbol "WEST."

An updated investor presentation that includes the Company’s results for the first quarter of 2022 is available on the Company’s website here.

Malaysia Facility Update

The Company announced today that its newest production facility in Johor Bahru, Malaysia commenced production in April 2022, and that the Company is on schedule to ship products to customers in the Asia Pacific region in June 2022.

###

About Westrock Coffee

Westrock Coffee Holdings, LLC is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the U.S., providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG, and hospitality industries around the world. With offices in 10 countries, the company sources coffee and tea from 35 origin countries.

About Riverview Acquisition Corporation

Riverview Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Management is led by Chief Executive Officer R. Brad Martin, President Charles K. Slatery, and Chief Financial Officer Will Thompson.

Additional Information and Where to Find It

In connection with the proposed transaction, Westrock Coffee has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a proxy statement of Riverview and a prospectus of Westrock Coffee, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement / prospectus will be mailed to stockholders of Riverview as of a record date to be established for voting on the proposed transaction. Riverview stockholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Westrock Coffee and Riverview, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Riverview Acquisition Corp., 510 South Mendenhall Road, Suite 200, Memphis, TN 38117, (901) 767-5576.

Participants in Solicitation

Riverview and its directors and executive officers may be deemed participants in the solicitation of proxies from Riverview’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Riverview is contained in Westrock Coffee's registration statement on Form S-4, filed on April 25, 2022, with the SEC, which is available free of charge at the SEC’s website at www.sec.gov.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Riverview in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination that Westrock Coffee has filed with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Westrock Coffee, Riverview, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect", "should," "would," "plan," "predict,” "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the future operating and financial performance of Westrock Coffee, benefits of the proposed transaction, the plans, objections, expectations, and intentions of Westrock Coffee and Riverview, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Westrock Coffee and Riverview as of the date hereof and neither Westrock Coffee nor Riverview is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Westrock Coffee and Riverview as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock Coffee and Riverview. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Riverview is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Westrock Coffee; risks related to the rollout of Westrock Coffee's business and the timing of expected business milestones; the effects of competition on Westrock Coffee's business; the amount of redemption requests made by Riverview's stockholders; the ability of Riverview or Westrock Coffee to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Riverview's final prospectus dated August 8, 2021, ,Riverview's annual report on Form 10-K for the year ended December 31, 2021, Riverview’s quarterly report on Form 10-Q for the three months ended March 31, 2022, Westrock Coffee’s registration statement on Form S-4 filed on April 25, 2022, in each case, under the heading "Risk Factors", and other documents Riverview or Westrock Coffee has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Riverview nor Westrock Coffee presently know, or that Riverview or Westrock Coffee currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Riverview's and Westrock Coffee's expectations, plans, or forecasts of future events and views as of the date of this communication. Riverview and Westrock Coffee anticipate that subsequent events and developments will cause Riverview's and Westrock Coffee's assessments to change. However, while Riverview and Westrock Coffee may elect to update these forward-looking statements at some point in the future, Riverview and Westrock Coffee specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Riverview's and Westrock Coffee's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media:

ICR for Westrock: Westrock@icrinc.com

Investor Relations:

ICR for Westrock: WestrockIR@icrinc.com

Westrock Coffee Holdings, LLC

Consolidated Balance Sheets

(Unaudited)

(Thousands, except unit values)	March 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$11,940	$19,344
Restricted cash	6,247	3,526
Accounts receivable, net of allowance for credit losses of $3,011 and $3,749, respectively	94,360	85,795
Inventories	137,596	109,166
Derivative assets	18,223	13,765
Prepaid expenses and other current assets	8,272	6,410
Total current assets	276,638	238,006

Property, plant and equipment, net	130,901	127,613
Goodwill	97,053	97,053
Intangible assets, net	124,215	125,914
Other long-term assets	16,557	4,434
Total Assets	$645,364	$593,020

LIABILITIES, REDEEMABLE UNITS, AND UNITHOLDERS' DEFICIT
Current maturities of long-term debt	$8,722	$8,735
Short-term debt	52,545	4,510
Short-term related party debt	—	34,199
Accounts payable	98,116	80,405
Derivative liabilities	12,453	14,021
Accrued expenses and other current liabilities	30,959	26,370
Total current liabilities	202,795	168,240

Long-term debt, net	298,401	277,064
Subordinated related party debt	13,300	13,300
Deferred income taxes	22,390	25,515
Other long-term liabilities	12,476	3,028
Total liabilities	549,362	487,147

Commitments and contingencies

Series A Redeemable Common Equivalent Preferred Units: $0 par value, 222,150,000 units authorized, issued and outstanding	271,042	264,729
Series B Redeemable Common Equivalent Preferred Units: $0 par value, 17,000,000 units authorized, issued and outstanding	17,566	17,142

Unitholders' Deficit
Common Units: $0 par value 375,420,213 units authorized; 332,209,476 units and 329,042,787 units issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in-capital	60,667	60,973
Accumulated deficit	(263,338)	(251,725)
Accumulated other comprehensive income	7,158	12,018
Total unitholders' deficit attributable to Westrock Coffee Holdings, LLC	(195,513)	(178,734)
Noncontrolling interest	2,907	2,736
Total unitholders' deficit	(192,606)	(175,998)

Total Liabilities, Redeemable Units and Unitholders' Deficit	$645,364	$593,020

Westrock Coffee Holdings, LLC

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
(Thousands, except per unit data)	2022	2021
Net Sales	$186,428	$155,331
Costs of sales	147,997	122,196
Gross profit	38,431	33,135

Selling, general and administrative expense	35,061	31,687
Acquisition, restructuring and integration expense	2,483	1,017
Loss on disposal of property, plant and equipment	105	268
Total operating expenses	37,649	32,972

Income from operations	782	163
Other (income) expense, net	(977)	(180)
Interest expense	8,048	7,408
Loss before income taxes	(6,289)	(7,065)
Income tax benefit	(1,584)	(941)
Net loss	(4,705)	(6,124)
Net income attributable to noncontrolling interest	171	310
Net loss attributable to unitholders	(4,876)	(6,434)
Accumulating preferred dividends	(6,737)	(5,739)
Net loss attributable to common unitholders	$(11,613)	$(12,173)

(Loss) earnings per common unit:
Basic	$(0.04)	$(0.04)
Diluted	$(0.04)	$(0.04)

Weighted-average number of units outstanding
Basic	330,169	327,071
Diluted	330,169	327,071

Westrock Coffee Holdings, LLC

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
(Thousands)	2022	2021
Cash flows from operating activities:
Net loss	$(4,705)	$(6,124)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,014	6,243
Equity-based compensation	171	306
Paid-in-Kind interest added to debt principal	147	543
Allowance for credit losses	897	44
Amortization of deferred financing fees included in interest expense	523	445
Loss on disposal of property, plant and equipment	105	268
Mark-to-market adjustments	(1,145)	(1,973)
Foreign currency transactions	137	60
Change in deferred income taxes	(1,584)	(952)
Change in operating assets and liabilities:
Accounts receivable	(9,468)	(7,380)
Inventories	(34,242)	4,527
Derivative assets and liabilities	(5,460)	785
Prepaid expense and other assets	(14,216)	(199)
Accounts payable	17,895	7,872
Accrued liabilities and other	6,531	(5,747)
Net cash used in operating activities	(38,400)	(1,282)
Cash flows from investing activities:
Additions to property and equipment	(8,697)	(4,176)
Additions to intangible assets	—	(57)
Proceeds from sale of property and equipment	861	575
Net cash used in investing activities	(7,836)	(3,658)
Cash flows from financing activities:
Payments on debt	(13,982)	(17,834)
Proceeds from debt	56,118	21,822
Payment of debt issuance costs	—	(597)
Net unit settlement	(477)	(162)
Net cash provided by financing activities	41,659	3,229
Effect of exchange rate changes on cash	(106)	—
Net decrease in cash and cash equivalents and restricted cash	(4,683)	(1,711)
Cash and cash equivalents and restricted cash at beginning of period	22,870	18,652
Cash and cash equivalents and restricted cash at end of period	$18,187	$16,941

Westrock Coffee Holdings, LLC

Reconciliation of Net Income / (Loss) to Non-GAAP Adjusted EBITDA

(Unaudited)

	Three Months Ended March 31,
(Thousands)	2022	2021
Net loss	$(4,705)	$(6,124)
Interest expense	8,048	7,408
Income tax benefit	(1,584)	(941)
Depreciation and amortization	6,014	6,243
EBITDA	7,773	6,586
Acquisition, restructuring and integration expense	2,483	1,017
Management and consulting fees	1,335	1,605
Equity-based compensation	171	306
Loss on disposal of property, plant and equipment	105	268
Mark-to-market adjustments	(1,145)	(1,973)
Other, net	672	500
Adjusted EBITDA	$11,394	$8,309

Westrock Coffee Holdings, LLC

Reconciliation of Segment Results

(Unaudited)

	Three Months Ended March 31,
(Thousands)	2022	2021
Net Sales
Beverage Solutions	$148,362	$127,263
Sustainable Sourcing & Traceability[1]	38,066	28,068
Total of Reportable Segments	$186,428	$155,331

Adjusted EBITDA
Beverage Solutions	$10,420	$8,132
Sustainable Sourcing & Traceability	974	177
Total of Reportable Segments	$11,394	$8,309

1 - Net of intersegment revenues

Non-GAAP Financial Measures

We refer to EBITDA and Adjusted EBITDA in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). While we believe that net (loss) income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA and Adjusted EBITDA are important non-GAAP supplemental measures of operating performance as they contribute to a meaningful evaluation of the Company’s future operating performance and comparisons to the Company's past operating performance. Additionally, we use these non-GAAP financial measures in evaluating the performance of our segments, to make operational and financial decisions and in our budgeting and planning process. The Company believes that providing these non-GAAP financial measures to investors helps investors evaluate the Company’s operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance.

We define “EBITDA” as net (loss) income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA before equity-based compensation expense and the impact, which may reoccur, of acquisition, restructuring and integration related costs, including management services and consulting agreements entered into in connection with the acquisition of S&D Coffee, Inc., impairment charges, non-cash mark-to-market adjustments, certain costs specifically excluded from the calculation of EBITDA under our material debt agreements, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, and other similar or infrequent items (although we may not have had such charges in the periods presented). We believe EBITDA and Adjusted EBITDA are important supplemental measures to net income (loss) because they provide additional information to evaluate our operating performance on an unleveraged basis. In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants.

Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should be viewed in addition to, and not be considered as alternatives for, net income (loss) determined in accordance with GAAP. Further, our computations of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies that define EBITDA and Adjusted EBITDA differently than we do.